SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2019

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR TO OPEN NEW TOULOUSE BASE IN WINTER 2019

20 ROUTES (11 NEW), 1M CUSTOMERS P.A. & 21% GROWTH

Ryanair, Europe's No.1 airline, today (20 Feb) announced it will open a new base at Toulouse, from October 2019, as part of its Winter 2019 schedule, with 2 based aircraft (an investment of $200m) and 20 routes (11 new - connecting 7 countries) to/from Alicante,Brest, Budapest, Lille, Luxembourg, Marseille, Oujda, Palermo, Porto, Tangier and Valencia, which will deliver 1m customers p.a. at Toulouse Airport.

Ryanair's new Toulouse base will deliver:
●  2 based aircraft ($200m investment)
●  11 new routes to Alicante (2 pw), Brest (3), Budapest (2), Lille (daily), Luxembourg (3),  Marseille (daily), Oujda (2), Palermo (2), Porto (3), Tangier (2) & Valencia (2)
●  20 routes in total
●  1 million customers p.a. (+21%)
●  60 new Ryanair jobs
●  750* "on-site" jobs p.a.

Toulouse consumers and visitors can now book their holidays as far out as March 2020, enjoying even lower fares and Ryanair's 2019 customer care improvements, including:

●  Lowest Fares - find a cheaper fare within 3 hours, get paid the difference plus €5 MyRyanair credit
●  Punctuality - deliver 90% target (excl. ATC) or 5% off following month's air fares
●  New Max Aircraft - new interiors, more legroom, more seats, greenest aircraft - April
●  Customer Care Charter - EU261 claims processed in 10 days, new 24/7 support, connect in 2 mins
●  Care Improvements - 48-hour free of charge grace period for changes to bookings
●  Environmental Improvements - carbon offset programme & plastic free in 5 years
●  New Ryanair Choice - €199 annual fee for free seats, fast-track & priority boarding for freq. guests
●  Digital Improvements - new fare finder, sports tickets, bespoke travel guides & faster mobile

To celebrate the launch of its new base, Ryanair has launched a seat sale on its European network with fares available from just €19.99, for travel in October, which must be booked by midnight Friday (22 Feb) on the Ryanair.com website.

In Toulouse, Ryanair's Chief Commercial Officer, David O'Brien said:

"We are delighted to announce a $200 million aircraft investment at Ryanair's third French base in Toulouse Airport, which will deliver 1m customers p.a., create 60 Ryanair pilot and cabin crew jobs and support 750* airport jobs.

We are also pleased to announce the launch of our biggest ever Toulouse winter schedule, with 20 routes, including 11 new routes to and from exciting cities such as Budapest, Oujda,and Tangier. To celebrate we are releasing seats for sale on our network  from €19.99 for travel in October, available for booking until midnight on Friday (22 Feb). Since these amazing low fares will be snapped up quickly, customers should log onto www.ryanair.com to avoid missing out."

Philippe Crébassa, Chairman of the Board of Toulouse-Blagnac Airport, said:

"We are very pleased that Ryanair is strengthening its presence in Toulouse. The opening of a base with two aircraft will allow to develop the offer of the company from the Pink City. The 11 new routes announced by Ryanair are also excellent news for the attractiveness of Occitanie in Europe."

ENDS

*ACI research confirms up to 750 'on-site' jobs are sustained at international airports for every 1m passengers

For further information
please contact:                Robin Kiely                                           Yann Delomez
                                         Ryanair DAC                                        Ryanair DAC
Tel: +353-1-9451949                             Tel: +353-1-99451794
                             press@ryanair.com                           delomezy@ryanair.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 20 February, 2019

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary